SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )[1]

                           Tessera Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  88164L 10 0
-------------------------------------------------------------------------------
                               November 13, 2003
-------------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)


----------------------------

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88164L 10 0                                        Page 2 of 9 Pages

-------------------------------------------------------------------------------
1)   Name of Reporting Person                            Landmark Equity
     I.R.S. Identification                               Partners V, L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                                Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                           5)   Sole Voting     1,314,116 shares
Shares Beneficially                      Power           of Common Stock
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    6)   Shared Voting
                                         Power           -0-
                                    -------------------------------------------
                                    7)   Sole Disposi-   1,314,116 shares
                                         tive Power      of Common Stock
                                    -------------------------------------------
                                    8)   Shared Dis-
                                         positive Power  -0-
                                    -------------------------------------------
9)   Aggregate Amount Beneficially                       1,314,116 shares
     Owned by Each Reporting person                      of Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                      3.5%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                              PN

CUSIP No. 88164L 10 0                                         Page 3 of 9 Pages

-------------------------------------------------------------------------------
1)   Name of Reporting Person                            Landmark Co-Investment
     I.R.S. Identification                               Partners, L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                                Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                          5)   Sole Voting      798,000
Shares Beneficially                     Power            of Common Stock
Owned by Each
Reporting Person
With                               --------------------------------------------
                                   6)   Shared Voting
                                        Power            -0-
                                   --------------------------------------------
                                   7)   Sole Disposi-    798,000
                                        tive Power       of Common Stock
                                   --------------------------------------------
                                   8)   Shared Dis-
                                        positive Power   -0-
                                   --------------------------------------------
9)   Aggregate Amount Beneficially                       798,000
     Owned by Each Reporting Person                      of Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                      2.1%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                              PN

CUSIP No. 88164L 10 0                                         Page 4 of 9 Pages


                                  Schedule 13G
                                  ------------

Item 1(a)  -  Name of Issuer:  Tessera Technologies, Inc.

Item 1(b)  -  Address of Issuer's Principal Executive Offices:

              3099 Orchard Drive
              San Jose, California  95134

Item 2(a)  -  Name of Person Filing:

              This statement is being filed by Landmark Equity Partners V, L.P., a Delaware limited partnership ("Landmark V"), and Landmark Co-Investment Partners, L.P., a Delaware limited partnership ("Landmark Co-Investment").

Item 2(b)  -  Address of Principal Business Office:

              10 Mill Pond Lane
              Simsbury, CT 06070-2429

Item 2(c)  -  Place of Organization:

              Landmark V:  Delaware
              Landmark Co-Investment:  Delaware

Item 2(d)  -  Title of Class of Securities:

              Common Stock, $.001 par value

Item 2(e)  -  CUSIP Number:  88164L 10 0

Item 3     -  Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

              Not applicable.

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CUSIP No. 88164L 10 0                                         Page 5 of 9 Pages


Item 4     -  Ownership.

              (a) Amount Beneficially Owned:

              Landmark V:  1,314,116 shares of Common Stock
              Landmark Co-Investment:  798,000 shares of Common Stock

              (b) Percent of Class:

              Landmark V:  3.5%
              Landmark Co-Investment:  2.1%

              (c) Number of shares as to which such person has:

              (i) sole power to vote or to direct the vote:

              Landmark V:  1,314,116 shares of Common Stock
              Landmark Co-Investment:  798,000 shares of Common Stock

              (ii) shared power to vote or to direct the vote: -0-

              (iii) sole power to dispose or to direct the disposition of:

              Landmark V:  1,314,116 shares of Common Stock
              Landmark Co-Investment:  798,000 shares of Common Stock

              (iv) shared power to dispose or to direct the disposition of:
                   -0-

Item 5     -  Ownership of Five Percent or Less of a Class:

              Not applicable.

Item 6     -  Ownership of More than Five Percent on Behalf of Another Person:

CUSIP No. 88164L 10 0                                         Page 6 of 9 Pages

              Not applicable.

Item 7     -  Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported on by the Parent Company:

              Not applicable.

Item 8     -  Identification and Classification of Members of the Group:

              See Exhibit 2.

Item 9     -  Notice of Dissolution of Group:

              Not applicable.

Item 10    -  Certification:

              Not applicable.

CUSIP No. 88164L 10 0                                         Page 7 of 9 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         LANDMARK EQUITY PARTNERS V, L.P.

                                         By:  Landmark Partners V, L.P.,
                                              General Partner

                                         By:  Landmark Advisers Inc.,
                                              Managing General Partner

                                         By  /s/ Timothy L. Haviland
                                           ---------------------------------
                                             Title: Vice President

                                         LANDMARK CO-INVESTMENT PARTNERS, L.P.

                                         By: Landmark Partners VIII, L.L.C.,
                                             General Partner

                                         By:  Landmark Equity Advisors, L.L.C.,
                                              Managing Member

                                         By  /s/ Robert J. Shanfield
                                           ---------------------------------
                                             Managing Member


Date:  February 17, 2004

CUSIP No. 88164L 10 0                                         Page 8 of 9 Pages


                                  AGREEMENT OF
                        LANDMARK EQUITY PARTNERS V, L.P.
                                      AND
                     LANDMARK CO-INVESTMENT PARTNERS, L.P.
                           PURSUANT TO RULE 13d-1(f)
                           -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                                         LANDMARK EQUITY PARTNERS V, L.P.

                                         By:  Landmark Partners V, L.P.,
                                              General Partner

                                         By:  Landmark Advisers Inc.,
                                              Managing General Partner

                                         By  /s/ Timothy L. Haviland
                                           ---------------------------------
                                           Title: Vice President

                                         LANDMARK CO-INVESTMENT PARTNERS, L.P.

                                         By:  Landmark Partners VIII, L.L.C.,
                                              General Partner

                                         By:  Landmark Equity Advisors, L.L.C.,
                                              Managing Member

                                         By  /s/ Robert J. Shanfield
                                           ---------------------------------
                                           Managing Member

Date:  February 17, 2004

CUSIP No. 88164L 10 0                                         Page 9 of 9 Pages


                                                                      EXHIBIT 2

                       Identification and Classification
                            of Members of the Group
                       ---------------------------------

          Landmark Equity Partners V, L.P. and Landmark Co-Investment Partners, L.P. are filing this statement on Schedule 13G as a group.

          Landmark Equity Partners V, L.P. is a Delaware limited partnership. Its sole general partner is Landmark Partners V, L.P., a Delaware limited partnership.

          Landmark Co-Investment Partners, L.P. is a Delaware limited partnership. Its sole general partner is Landmark Partners VIII, L.L.C., a Delaware limited liability company.